

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2015

Mr. Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion
Greece

      Re: Dryships Inc.
              Form 20-F for Fiscal Year Ended December 31, 2014
              Filed March 10, 2015
              Form 6-K filed on May 12, 2015
              Form 6-K filed on September 10, 2015
              File No. 001-33922

Dear Mr. Nakhleh:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Melissa Raminpour

                         Melissa Raminpour
                         Branch Chief
                         Office of Transportation and Leisure